UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2010
Commission File Number 000-51138
GRAVITY Co., Ltd.

(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GRAVITY REPORTS SECOND QUARTER OF 2010 RESULTS
Seoul, South Korea — August 19, 2010 — GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), an online game developer and publisher based in South Korea, today announced its unaudited financial results for the second quarter ended June 30, 2010, prepared in accordance with generally accepted accounting principles in the United States.
Revenues for the second quarter ended June 30, 2010 was KRW 11,326 million (US$ 9,756 thousand), representing a 1.9% increase from KRW 11,119 million for the first quarter ended March 31, 2010 (“QoQ”) and a 19.2% decrease from KRW 14,018 million for the second quarter ended June 30, 2009 (“YoY”).
REVIEW OF FINANCIAL RESULTS
Revenues
Royalty and licensing fee revenues for the second quarter of 2010 were KRW 6,572 million (US$ 5,661 thousand), representing a 1.4% increase QoQ from KRW 6,484 million but a 21.3% decrease YoY from KRW 8,350 million. The decrease YoY was primarily due to the decreased revenues in the Japanese market.
Subscription revenues for the second quarter of 2010 were KRW 2,691 million (US$ 2,317 thousand), representing a 10.5% increase QoQ from KRW 2,435 million but a 9.7% decrease YoY from KRW 2,980 million. The increase QoQ was driven by the increased revenues in the United States and Canada. The decrease YoY was primarily driven by the decreased revenues in Korea.
Mobile game revenues were KRW 1,840 million (US$ 1,585 thousand) for the second quarter of 2010, representing a modest increase QoQ from KRW 1,839 million and a 5.0% increase YoY from KRW 1,752 million.
Character merchandising, animation and other revenues were KRW 223 million (US$ 193 thousand) for the second quarter of 2010, representing a 38.2% decrease QoQ from KRW 361 million and a 76.2% decrease YoY from KRW 936 million. The decreases QoQ and YoY were primarily due to decreased revenues from sales of Ragnarok DS and decreased royalty revenues from Ragnarok character merchandising.
Cost of Revenue and Operating Expenses
Cost of revenues was KRW 4,942 million (US$ 4,257 thousand) for the second quarter of 2010, representing a 1.7% increase QoQ from KRW 4,861 million and a 9.2% decrease YoY from KRW 5,441 million. The decrease YoY was mainly attributable to the decrease in cost of goods sold by NeoCyon and decrease in rent expenses of the subsidiary in the U.S. due to its relocation in October 2009.
Operating expenses were KRW 6,112 million (US$ 5,265 thousand) for the second quarter of 2010, representing a 22.3% increase QoQ from KRW 4,996 million and a 13.4% increase YoY from KRW 5,389 million. The increases in operating expenses QoQ and YOY were mainly as a result of increased advertising expenses and increase in employee separation costs. The increases in operating expenses QoQ and YoY were partially offset by decreases in salaries and commission paid, respectively.
Income before income tax expenses and others was KRW 1,384 million (US$ 1,192 thousand) for the second quarter of 2010, which represents a 8.5% decrease QoQ from KRW 1,512 million and a 58.4% decrease YoY from KRW 3,327 million.

As a result of the foregoing factors, Gravity recorded a net income attributable to parent company of KRW 465 million (US$ 401 thousand) for the second quarter of 2010 compared to KRW 381 million for the first quarter of 2010 and KRW 1,938 million for the second quarter of 2009.
The balance of cash and cash equivalents and short-term financial instruments was KRW 66,534 million (US$ 57,308 thousand) as of June 30, 2010.
Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,161.0 to US$ 1.00, the noon buying rate in effect on August 6, 2010 as quoted by the Federal Reserve Bank of New York.
About GRAVITY Co., Ltd. ---------------------------------------------------
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 59 markets. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr
Ms. Yoon Joo Lee
IR Manager
Gravity Co., Ltd.
Email: yoonjoo.lee@gravity.co.kr
Telephone: +82-2-2132-7800
#     #     #

GRAVITY Co., Ltd.
Consolidated Balance Sheet
(In millions of KRW and in thousands of US$ )

	As of
	31-Dec-09		30-Jun-10
	KRW	US$	KRW	US$
Assets	(audited)	(unaudited)	(unaudited)	(unaudited)
Current assets:
Cash and cash equivalents	51,333	44,214	41,034	35,344
Short-term financial instruments	16,000	13,781	25,500	21,964
Short-term available-for-sale investments	4,973	4,283	5,066	4,364
Accounts receivable, net	5,907	5,088	5,457	4,700
Other current assets	4,686	4,037	6,899	5,942

Total current assets	82,899	71,403	83,956	72,314

Property and equipment, net	2,837	2,444	2,247	1,936
Leasehold and other deposits	1,496	1,289	1,558	1,342
Intangible assets	12,455	10,728	13,085	11,270
Equity method investments	1,100	947	1,389	1,197
Other non-current assets	1,651	1,422	1,619	1,393

Total assets	102,438	88,233	103,854	89,452

Liabilities and Equity
Current liabilities:
Accounts payable	3,205	2,761	3,636	3,131
Deferred revenue	3,750	3,230	3,985	3,433
Other current liabilities	1,293	1,113	1,199	1,033

Total current liabilities	8,248	7,104	8,820	7,597

Long-term deferred income	9,658	8,319	9,254	7,971
Accrued severance benefits	478	412	559	482
Other non-current liabilities	444	382	430	369

Total liabilities	18,828	16,217	19,063	16,419

Common shares	3,474	2,992	3,474	2,992
Additional paid-in capital	75,395	63,940	75,395	64,940
Retained earnings	1,265	1,090	2,111	1,819
Accumulated other comprehensive income	3,262	2,809	3,569	3,073

Total parent company shareholders’ equity	83,396	71,831	84,549	72,824

Non-controlling interest	214	185	242	209

Total equity	83,610	72,016	84,791	73,033

Total liabilities and equity	102,438	88,233	103,854	89,452

*
For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,161.0 to US$ 1.00, the noon buying rate in effect on August 6, 2010 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Operations
(In millions of KRW and in thousands of US$ , except for share and ADS data)

	Three months ended				Six months ended
	31-Mar-10	30-Jun-09	30-Jun-10		30-Jun-09	30-Jun-10
	(KRW)	(KRW)	(KRW)	(US$ )	(KRW)	(KRW)	(US$ )
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games-subscription revenue	2,435	2,980	2,691	2,317	6,455	5,125	4,415
Online games-royalties and license fees	6,484	8,350	6,572	5,661	19,165	13,056	11,246
Mobile games	1,839	1,752	1,840	1,585	3,604	3,679	3,169
Character merchandising, animation and other revenue	361	936	223	193	1,401	585	503

Total net revenue	11,119	14,018	11,326	9,756	30,625	22,445	19,333

Cost of revenue	4,861	5,441	4,942	4,257	10,869	9,803	8,444

Gross profit	6,258	8,577	6,384	5,499	19,756	12,642	10,889

Operating expenses:
Selling, general and administrative	4,335	4,953	5,291	4,558	10,270	9,626	8,291
Research and development	661	436	821	707	785	1,482	1,277

Operating income	1,262	3,188	272	234	8,701	1,534	1,321

Other income (expenses):
Interest income	520	537	508	437	1,274	1,028	885
Interest expense	(5)	(11)	(3)	(3)	(26)	(8)	(7)
Foreign currency gains (losses), net	(315)	(430)	596	513	333	281	242
Others, net	50	43	11	11	42	61	54

Income before income tax expenses and equity loss of joint venture and partnership	1,512	3,327	1,384	1,192	10,324	2,896	2,495

Income tax expenses	947	1,103	796	686	2,508	1,743	1,502

Income before equity loss of related joint venture and partnership	565	2,224	588	506	7,816	1,153	993

Equity loss of joint venture and partnership	159	267	120	102	587	279	240

Net income	406	1,957	468	404	7,229	874	753
LESS: Net income attributable to the non-controlling interest	25	19	3	3	38	28	24

Net income attributable to parent company	381	1,938	465	401	7,191	846	729

Earnings per share
- Basic and diluted	55	279	67	0.06	1,035	122	0.11

Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900

Earnings per ADS (1)
- Basic and diluted	14	70	17	0.02	259	31	0.03

*
For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,161.0 to US$ 1.00, the noon buying rate in effect on August 6, 2010 as quoted by the Federal Reserve Bank of New York.

(1)	Each ADS represents one-fourth of a common share.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: August 19, 2010	By:	/s/ Heung Gon Kim
		Name:	Heung Gon Kim
		Title:	Chief Financial Officer